Exhibit (a)(5)(D)

BRODSKY & SMITH, LLC

Evan J. Smith, Esquire (SBN 242352)

esmith@brodskysmith.com

Ryan P. Cardona, Esquire (SBN 302113)

rcardona@brodskysmith.com

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Phone: (877) 534-2590

Facsimile: (310) 247-0160

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF CALIFORNIA

	:	Civil Action No. ‘19CV0377 LAB JLB
:
KIP LEGGETT, on behalf of himself and	:
all others similarly situated,	:
	:	CLASS ACTION COMPLAINT FOR
Plaintiff,	:	BREACH OF FIDUCIARY DUTIES AND
	:	VIOLATIONS OF SECTIONS 14(a) AND
vs.	:	20(a) OF THE SECURITIES EXCHANGE ACT OF 1934
:
MAXWELL TECHNOLOGIES, INC.,	:
RICHARD BERGMAN, STEVE	:	JURY TRIAL DEMAND
BILODEAU, JÖRG BUCHHEIM, FRANZ	:
J. FINK, BURKHARD GOESCHEL,	:
ILYA GOLUBOVICH, JOHN MUTCH,	:
TESLA, INC., and CAMBRIA	:
ACQUISITION CORP.	:
:
Defendants.	:
:
:

Plaintiff, Kip Leggett (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

CLASS ACTION COMPLAINT

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Maxwell Technologies, Inc. (“Maxwell” or the “Company”), against Maxwell, the Company’s Board of Directors (the “Board” or the “Individual Defendants”), for violations of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company to Tesla, Inc. (“Parent”), and Cambria Acquisition Corp. (“Merger Sub,” collectively with Parent, “Tesla,” and collectively with Maxwell and the Individual Defendants, the “Defendants”) as a result of an unfair process for an unfair price, and to enjoin a tender offer, currently expected to expire on March 19, 2019 at 11:59pm, on a proposed all stock transaction valued at approximately $218 million (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a February 4, 2019, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Maxwell will become an indirect wholly-owned subsidiary of Tesla, and Maxwell stockholders will receive a number of shares of Tesla common stock valued at approximately $4.50 for each share of Maxwell common stock they own. The exact valuation will be based upon the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla common stock for the five consecutive trading days preceding the expiration of the tender offer period, rounded to four decimal places.

3. Thereafter, on February 20, 2019, Maxwell filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC in support of the Proposed Transaction. Also, on February 20, 2019, Tesla filed a Registration Statement on Schedule S-4 (the “S-4”, together with the “14D-9” the “Proxy Materials”) with the SEC in support of the Proposed Transaction.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the 14D-9 describes an insufficient sales process in which the Board rushed through an inadequate “sales process” in which the only end goal was a sale to Tesla, and in proper fiduciary measures such as a special committee and market were undertaken only after Tesla had made several bids and had threatened to end its customer relationship with Maxwell should the Company not accept its offer to purchase it. These attempts to bootstrap proper fiduciary procedure late in the sales process reveal the rushed and inadequate nature of the process as a whole.

CLASS ACTION COMPLAINT

5. Such a sales process, or lack thereof, clearly indicates that the only end-goal acceptable to the Defendants was an acquisition of Maxwell by Tesla.

6. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Maxwell without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Tesla without regard for Maxwell public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Maxwell stockholders.

7. Next, it appears as though the Board has entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits with no thought to the Company’s public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Transaction.

8. In further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Proxy Materials on February 20, 2019 with SEC in an effort to solicit stockholders to tender their Maxwell shares in favor of the Proposed Transaction. The Proxy Materials are materially deficient, deprives Maxwell stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Transaction, and is thus in breach of the Defendants fiduciary duties. As detailed

CLASS ACTION COMPLAINT

below, the Proxy Materials omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Maxwell and Tesla, provided by Maxwell and Tesla to the Company’s financial advisor Barclays Capital, Inc. (“Barclays”) for use in its financial analyses; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisors, Barclays.

9. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

PARTIES

10. Plaintiff is a citizen of California and, at all times relevant hereto, has been a Maxwell stockholder.

11. Defendant Maxwell develops, manufactures, and markets energy storage and power delivery products worldwide. Maxwell is incorporated under the laws of the State of Delaware and has its principal place of business at 3888 Calle Fortunada, San Diego, CA 92123. Shares of Maxwell common stock are traded on the NasdaqGS under the symbol “MXWL”.

12. Defendant Richard Bergman (“Bergman”) has been a Director of the Company at all relevant times. In addition, Bergman serves as a member on the Board’s Strategic Alliance Committee and as the Chair of the Board’s Compensation Committees.

13. Defendant Steve Bilodeau (“Bilodeau”) has been a director of the Company at all relevant times. In addition, Bilodeau serves as the Chairman of the Company Board and as a member on the Board’s Audit, Strategic Alliance, and Compensation Committees, and as the Chair of the Board’s Governance & Nominating Committee. In addition, Biolodeau is classified by the Company as a “Financial Expert”.

14. Defendant Jörg Buchheim (“Buchheim”) has been a director of the Company at all relevant times.

CLASS ACTION COMPLAINT

15. Defendant Franz J. Fink (“Fink”) has been a director of the Company at all relevant times. In addition, Fink serves as the Company’s President and Chief Executive Officer (“CEO”).

16. Defendant Burkhard Goeschel (“Goeschel”) has been a director of the Company at all relevant times. In addition, Goeschel serves as a member on the Board’s Governance & Nominating Committee.

17. Defendant Ilya Golubovich (“Golubovich”) has been a director of the Company at all relevant times. In addition, Golubovich serves as a member on the Board’s Compensation and Governance & Nominating Committees.

18. Defendant John Mutch (“Mutch”) has been a director of the Company at all relevant times. In addition, Mutch serves as the Chair of the Board’s Audit Committee and is classified by the Company as being a “Financial Expert.”

19. Defendants identified in ¶¶ 12 - 18 are collectively referred to as the “Individual Defendants.”

20. Defendant Parent designs, develops, manufactures, and sells electric vehicles, and energy generation and storage systems in the United States, China, Norway, and internationally. Parent is a corporation organized under the laws of the State of Delaware and has its principal place of business at 3500 Deer Creek Rd., Palo Alto, CA 94304. Parent common stock is traded on the NasdaqGS under the ticker symbol “TSLA”.

21. Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

22. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(a) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have.

CLASS ACTION COMPLAINT

23. Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

24. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because Maxwell has its principal place of business is located in this District, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of Maxwell common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

26. This action is properly maintainable as a class action because:

a.

The Class is so numerous that joinder of all members is impracticable. As of February 11, 2019, there were over 46 million shares of Maxwell Common Stock were issued and outstanding. The actual number of public stockholders of Maxwell will be ascertained through discovery;

b.	There are questions of law and fact which are common to the Class, including inter alia, the following:

i.	Whether Defendants have violated the federal securities laws;

ii.	Whether Defendants made material misrepresentations and/or omitted material facts in the Proxy Materials; and

CLASS ACTION COMPLAINT

iii.	Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Transaction is consummated.

c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.

The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f.

Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

g.

Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole

THE INDIVIDUAL DEFENDANTS’ FIDUCAIRY DUTIES

27. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Maxwell and owe the Company the duties of due care, loyalty, and good faith.

28. By virtue of their positions as directors and/or officers of Maxwell, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Maxwell to engage in the practices complained of herein.

CLASS ACTION COMPLAINT

29. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the company;

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

e.	avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.	disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the company.

30. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Maxwell, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

CLASS ACTION COMPLAINT

31. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Maxwell, Plaintiff and the other public stockholders of Maxwell, including their duties of loyalty, good faith, and due care.

32. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Maxwell common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

33. Maxwell develops, manufactures, and markets energy storage and power delivery products worldwide.

34. The Company provides ultracapacitor cells, multi-cell packs, modules, and subsystems that provide energy storage and power delivery solutions for applications in automotive, grid energy storage, wind, bus, industrial, and truck industries; and lithium-ion capacitors, which are energy storage devices designed to address various applications in the rail, grid, and industrial markets.

35. Maxwell also offers CONDIS high-voltage capacitors, such as grading and coupling capacitors, electric voltage transformers, and metering products that are used to ensure the safety and reliability of electric utility infrastructure and other applications, including transport, distribution, and measurement of high-voltage electrical energy. In addition, the company provides dry battery electrodes for use in electric vehicles.

36. The Company markets and sells its products through direct and indirect sales channels to integrators and OEMs for use in a range of end products.

37. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated sustained and solid financial performance. For example, in a November 6, 2018 press release announcing its 2018 Q3 financial results, the Company highlighted such milestones as an increase in total revenue from $29.5 million to $33.7 million year-on-year.

CLASS ACTION COMPLAINT

38. Speaking on these positive results, CEO Defendant Fink noted on the Company’s positive financial results as follows, “In Q3, we experienced sequential revenue growth driven by energy storage product sales in the wind and non-China bus markets, enhanced our position in the grid market with a new partnership, and our overall pipeline continues to grow”

39. Defendant Fink went on to comment on a strong future outlook for Maxwell noting “Overall, momentum is building and we believe we are well positioned in large, global markets that are growing and have a need for our technology solutions.”

40. These positive results are not an anomaly, but rather, are indicative of a trend of continued financial success by Maxwell. Clearly, based upon these positive financial results, the Company is likely to have tremendous future success and should command a much higher consideration than the amount contained within the Proposed Transaction.

41. Despite this upward trajectory and continually increasing financial results, the Individual Defendants have caused Maxwell to enter into the Proposed Transaction for insufficient consideration.

The Flawed Sales Process

42. As detailed in the Proxy Materials, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was designed with only one concern in mind – to effectuate a sale of the Company to Tesla.

43. First, the Proxy Materials indicate that both a market check and the creation of a committee of independent board members given the task of running the sales process were inadequate, after-the-fact measures, carried out well after the negotiations with Tesla had begun.

44. The Proxy Materials also do not provide for sufficient information as to discussions and decisions regarding the Company continuing as standalone entity in the face of Tesla’s overtures, especially considering Defendant Fink’s initial representations to Tesla that Maxwell was not actively looking to sell the Company, and the Maxwell Board’s later determination that a proper valuation for any sale should fall in the $5.75 - $6.00 per share range.

CLASS ACTION COMPLAINT

45. The Proxy Materials also indicated that Tesla put pressure on the Company to ensure that no real process would be carried out by threatening to no longer pursue a strategic commercial arrangement with Maxwell. Despite this threat of cutting off an important client, the Proxy Materials do not provide for the amount of revenue Maxwell generates from its current business with Tesla.

46. The Proxy Materials are unclear as to the nature of any specific standstill restrictions arising out of the terms of any of the non-disclosure agreements entered into between Maxwell on the one hand and any interested third party, including Tesla, on the other, and if the terms of any included “don’t-ask, don’t-waive” provisions or standstill provisions in any such agreements, and if so, the specific conditions, if any, under which such provisions would fall away.

47. Moreover, the Preliminary Proxy is also unclear as to any differences that may exist between the various non-disclosure agreements entered into between Maxwell and any interested third parties.

48. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

49. On February 4, 2019, Maxwell issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

San Diego (February 4, 2019)—Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has entered into a definitive agreement (the “Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). Tesla will commence an all stock exchange offer for all the issued and outstanding shares of the Company (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly owned subsidiary of Tesla.

The Offer will value each share of Maxwell common stock at $4.75 per share. Pursuant to the Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing.

CLASS ACTION COMPLAINT

The closing of the transaction is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions. These terms, along with additional terms and conditions of the transaction, can be found in the Company’s Form 8-K filed on February 4, 2019 with the Securities and Exchange Commission and in the Merger Agreement, which is filed as an exhibit to the Company’s Form 8-K.

While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

The Merger Agreement and the consummation of the Offer, merger and other transactions contemplated in the Merger Agreement have been unanimously approved by Maxwell’s board of directors, all of whom recommend to the Company’s stockholders that they accept the Offer and tender their Maxwell shares pursuant to the Offer. The directors and certain officers of Maxwell and I2BF Energy Limited have agreed to tender all of their Maxwell shares in the Offer, which in the aggregate represent approximately 7.56% of the outstanding shares of Maxwell common stock.

“We are very excited with today’s announcement that Tesla has agreed to acquire Maxwell. Tesla is a well-respected and world-class innovator that shares a common goal of building a more sustainable future,” said Dr. Franz Fink, President and Chief Executive Officer of Maxwell. “We believe this transaction is in the best interests of Maxwell stockholders and offers investors the opportunity to participate in Tesla’s mission of accelerating the advent of sustainable transport and energy.”

DLA Piper, LLP (US) represented Maxwell as outside legal counsel, and Barclays Capital Inc. served as independent advisor to Maxwell in connection with the transaction. Wilson Sonsini Goodrich & Rosati represented Tesla as outside legal counsel.

The Inadequate Merger Consideration

50. Significantly, the Company’s financial prospects and opportunities for future growth, and synergies with Tesla establish the inadequacy of the merger consideration.

51. First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering key financial improvements of the Company in recent years.

CLASS ACTION COMPLAINT

52. For example, the Company has traded as high as $6.27 per share within the past fifty-two weeks, a value approximately 32% greater than the consideration offered in the Proposed Transaction.

53. Moreover, according to MarketBeat.com, within the past six months analysts at Oppenheimer have set a price target for Maxwell at $6.00 per share, a valuation more than 26.31% greater than that offered in the Proposed Transaction.

54. Additionally, Maxwell’s future success is extremely likely, given the consistent positive financial results it has posted over the past several quarters. Obviously, the opportunity to invest in such a company on the rise is a great coup for Tesla, however it undercuts the investment of Plaintiff and all other public stockholders.

55. Finally, the Proposed Transaction represents a significant synergistic benefit to Tesla, which would be able to vertically integrate Maxwell’s products into its own production line, and will use the new assets, operational capabilities, and brand capital to bolster its own position in the market.

56. Those in the media have been quick to note the synergistic benefits that the Proposed Transaction will have for Tesla. For example, Bill Selesky, an analyst with Argus Research, was quoted in a February 5, 2019 MarketWatch.com article as stating Maxwell is “a perfect fit for a company like Tesla.”

57. Garret Nelson, an analyst with CFRA, also quoted in the same article, further stated that Maxwell’s intellectual properties “could improve battery performance and lower [Tesla’s] production costs meaningfully”. Nelson continued stating, “This seems like a low-risk, bolt-on acquisition for Tesla with significant upside potential, and we also like the fact they’re using stock and not cash to pay for it.”

CLASS ACTION COMPLAINT

58. Clearly, while the deal will be beneficial to Tesla it comes at great expense to Plaintiff and other public stockholders of Maxwell.

59. Moreover, post-closure, Maxwell stockholders will see their voting power diluted significantly as stockholders of Tesla, their ownership share in the surviving entity being significantly smaller than their current holdings, thus shrinking any future benefit from their investment in Maxwell.

60. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Tesla at the expense of Maxwell stockholders, which clearly indicates that Maxwell stockholders were not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

61. The Merger Agreement contains certain provisions that unduly benefit Tesla by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that is especially onerous and impermissible. Notably, in the event of termination, the merger agreement requires Maxwell to pay up to $8,295,000 to Tesla, if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Maxwell must pay this termination fee even if it consummates any competing Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

62. The Merger Agreement also contains a “No Solicitation” provision that restricts Maxwell from considering alternative acquisition proposals by, inter alia, constraining Maxwell’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide “Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

CLASS ACTION COMPLAINT

63. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Tesla information in order to match any other offer, thus providing Tesla access to the unsolicited bidder’s financial information and giving Tesla the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Tesla.

64. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

65. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

66. The breakdown of the benefits of the deal indicate that Maxwell insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Maxwell.

67. Certain insiders stand to receive massive financial benefits as a result of the Proposed Transaction. Notably, Company insiders, including the Individual Defendants, currently own large, illiquid portions of Company stock that will be exchanged for large cash pay days upon the consummation of the Proposed Transaction.

68. Furthermore, upon the consummation of the Proposed Transaction, each outstanding Company option or equity award, will be canceled and converted into the right to receive certain consideration according to the merger agreement

CLASS ACTION COMPLAINT

69. These payouts will be paid to Maxwell’s Directors, as a consequence of the Proposed Transaction’s consummation, as follows:

							Value of
						Maxwell	Maxwell
					Value of	Vested	Vested
				Maxwell	Unvested	and	and
	Vested	Unvested	Value of	Unvested	Maxwell	Deferred	Deferred
	Maxwell	Maxwell	Maxwell	RSU	RSU	RSU	RSU
Name	Options	Options	Options	Awards	Awards	Awards	Awards	Total
	(#)(1)	(#)(2)	($)(3)	(#)(4)	($)(5)	(#)	($)(5)	($)
Richard Bergman	5,000	5,000	—	19,785	93,979	44,923	213,384	307,363
Steve Bilodeau	5,000	5,000	—	19,785	93,979	30,421	144,500	238,479
Jörg Buchheim	5,000	5,000	—	19,785	93,979	—	—	93,979
Burkhard Goeschel	5,000	5,000	—	19,785	93,979	—	—	93,979
Ilya Golubovich	5,000	5,000	—	19,785	93,979	40,187	190,888	284,867
John Mutch	5,000	5,000	—	19,785	93,979	—	—	93,979

70. Additionally, such payouts will be paid to Maxwell’s other insiders, including its executive team, as a consequence of the Proposed Transaction’s consummation, as follows:

				Value of		Value of
			Accelerated	Accelerated	Accelerated	Accelerated
			Unvested	Unvested	Maxwell	Maxwell
			Maxwell	Maxwell	RSU	RSU
		Value of	Options	Options	Awards	Awards
	Vested	Vested	Upon a	Upon a	Upon a	Upon a
	Maxwell	Maxwell	Qualifying	Qualifying	Qualifying	Qualifying
	Options	Options	Termination	Termination	Termination	Termination	Total
71. Name	(#)(1)	($)(2)	(#)(3)	($)(4)	(#)(5)	($)(6)	($)(7)
Dr. Franz J. Fink	73,626	—	24,541	—	551,189	2,618,148	2,618,148
David Lyle	25,160	—	8,386	—	243,328	1,155,808	1,155,808
Everett Wiggins	10,602	—	3,534	—	113,003	536,764	536,764
Emily Lough	4,750	—	—	—	83,449	396,383	396,383

72. Moreover, certain employment agreements with certain Maxwell executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them millions of dollars, compensation not shared by Maxwell’s common stockholders. These golden parachute agreements will pay out to Company insiders as follows:

			Perquisites/
			Benefits	Other
Name	Cash ($)(1)	Equity ($)(2)	($)(3)	($)(4)	Total ($)
Franz Fink, Ph.D.	$2,123,288	$1,779,289	$33,898	—	$3,936,475
David Lyle	$955,479	$703,633	$18,506	—	$1,677,618
Everett Wiggins	$413,938	$382,091	$22,847	$30,000	$818,876

CLASS ACTION COMPLAINT

73. Thus, while the Proposed Transaction is not in the best interests of Maxwell stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete Proxy Materials

74. On February 20, 2019, the Maxwell Board and Tesla caused to be filed with the SEC materially misleading and incomplete Proxy Materials that, in violation their fiduciary duties, failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

75. Specifically, the Proxy Materials fail to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Proxy Materials fail to disclose:

a.

The nature of any specific standstill restrictions arising out of the terms of any of the non-disclosure agreements entered into between Maxwell on the one hand and any interested third party, including tesla, on the other, and if the terms of any included “don’t-ask, don’t-waive” provisions or standstill provisions in any such agreements, and if so, the specific conditions, if any, under which such provisions would fall away;

b.	The nature of any differences that exist between the various non-disclosure agreements entered into between Maxwell and any interested third parties

c.	The reasoning as to why the committee of independent board members created to run the sales process was not created until after Tesla had supplied two rounds of bids to purchase the Company;

d.	The reasoning as to why a market check was not carried out until after Tesla had supplied two rounds of bids to purchase the Company;

CLASS ACTION COMPLAINT

e.

Sufficient information as to discussions and decisions regarding the Company continuing as standalone entity in the face of Tesla’s overtures, especially considering Defendant Fink’s initial representations to Tesla that Maxwell was not actively looking to sell the Company, and the Maxwell Board’s later determination that a proper valuation for any sale should fall in the $5.75 - $6.00 per share range; and

f.	The amount of revenue Maxwell generates from its current business with Tesla.

Omissions and/or Material Misrepresentations Concerning Maxwell’s Financial Projections

76. The Proxy Materials fail to provide material information concerning financial projections provided by Maxwell’s management and relied upon by Barclays in its analyses. The Preliminary Proxy discloses management-prepared financial projections for the Company which are materially misleading. The Preliminary Proxy indicates that in connection with the rendering of Barclays’ fairness opinions, Barclays reviewed “financial and operating information with respect to the business, operations and prospects of Maxwell furnished to Barclays by Maxwell, including financial projections prepared by Maxwell’s management.” Accordingly, the Proxy Materials should have, but fails to provide, certain information in the projections that Maxwell management provided to the Board and Barclays. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

77. With respect to the Maxwell 2019 long-range plan process Projections, the Proxy Materials fail to provide material information concerning the financial projections prepared by Maxwell management. Specifically, the Proxy Materials fail to disclose the line items that make up the following metrics:

a.	EBIT;

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b. Adj EBITDA; and

c. Adj EBITEDA-Capital Expenditures; and

78. Moreover, the Maxwell 2019 long-range plan process Projections contain provide non-GAAP financial metrics, including EBIT, Adj EBITDA, and Adj EBITEDA-Capital Expenditures, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

79. With respect to the Extended Projections, the Proxy Materials fail to provide material information concerning the financial projections prepared by Maxwell management and extended by Barclays to calendar years 2024 and 2025. Specifically, the Proxy Materials fail to disclose the line items that make up the following metrics:

a. Adj EBITDA; and

b. EBIT.

80. Moreover, the Extended Projections contain provide non-GAAP financial metrics, including, Adj EBITDA, EBIT, and Unlevered Free Cash Flow, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

81. In addition the Proxy Materials indicate that the Extended Projections for the years

2024 and 2025 were created by Barclays taking into “account recent developments, including the removal of any potential revenue based on a potential commercial arrangement with Tesla while adding forecasted amounts for potential alternative automotive manufacturers;” however, the Projections do not disclose the specific amount of potential revenue from Tesla removed, or the amount of revenue from potential alternative manufacturers included.

82. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

83. Without accurate projection data presented in the Proxy Materials, Plaintiff and other stockholders of Maxwell are unable to properly evaluate the Company’s true worth, the accuracy of Barclay’s financial analyses, or make an informed decision whether to tender their Company stock in favor of the Proposed Transaction. As such, the Board has breached their fiduciary duties by failing to include such information in the Proxy Materials.

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Omissions and/or Material Misrepresentations Concerning Tesla’s Financial Projections

84. The Preliminary Proxy fails to provide any information whatsoever concerning financial projections for Tesla.

85. Without accurate projection data presented in the Proxy Materials, Plaintiff and other stockholders of Maxwell are unable to properly evaluate Tesla’s true worth (which is highly relevant, given that the merger consideration consists entirely of Tesla stock).

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Barclays

86. In the Proxy Materials, Barclays describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

87. With respect to the Selected Comparable Companies Analysis, the Proxy Materials fail to disclose the following:

a. The specific benchmark multiples for each Comparable Company;

88. With respect to the Selected Precedent Transactions Analysis, the Proxy Materials fails to disclose the following:

a. The total value of each selected transaction;

b. The specific date on which each selected transaction closed;

c. The specific benchmark multiples for each transaction;

89. With respect to the Discounted Cash Flow Analysis, the Proxy Materials fail to disclose the following:

a. The specific inputs and assumptions used to calculate the discount rate range of 14.0% to 18.0%; including

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i. Maxwell’s weighted average cost of capital.

b. The specific inputs and assumptions used to calculate the perpetuity growth rates of 3% to 5%;

90. These disclosures are critical for stockholders to be able to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

91. Without the omitted information identified above, Maxwell’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Maxwell’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests. As such, the Board has breached their fiduciary duties by failing to include such information in the Preliminary Stockholders.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

92. Plaintiff repeats all previous allegations as if set forth in full herein.

93. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

94. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Maxwell.

95. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Maxwell by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of Maxwell to its public stockholders.

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96. Indeed, Defendants have accepted an offer to sell Maxwell at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

97. Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

98. The Individual Defendants dominate and control the business and corporate affairs of Maxwell, and are in possession of private corporate information concerning Maxwell’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Maxwell which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

99. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

100. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Maxwell’s assets and have been and will be prevented from obtaining a fair price for their common stock.

101. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

102. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

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SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Defendants Maxwell Technologies, Inc.,

Tesla, Inc., and Cabria Acquisition Corp.

103. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

104. Defendants Maxwell, Parent, and Merger Sub, knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred.

105. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

106. Plaintiff and the members of the Class have no adequate remedy at law.

THIRD COUNT

Violations of Section 14(a) of the Exchange Act

(Against All Defendants)

107. Plaintiff repeats all previous allegations as if set forth in full herein.

108. Defendants have disseminated the Proxy Materials with the intention of soliciting stockholders to tender their shares in favor of the Proposed Transaction.

109. Section 14(a) of the Exchange Act requires full and fair disclosure in connection with the Proposed Transaction. Specifically, Section 14(a) provides that:

It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.

110. As such, SEC Rule 14a-9, 17 C.F.R. 240.14a-9, states the following

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No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

111. The Proxy Materials were prepared in violation of Section 14(a) because they are materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Proxy Materials are materially misleading and omits material facts that are necessary to render them non-misleading.

112. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

113. The Individual Defendants were at least negligent in filing the Proxy Materials that were materially misleading and/or omitted material facts necessary to make the Proxy Materials not misleading.

114. The misrepresentations and omissions in the Proxy Materials are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of its entitlement to decide whether to tender its shares in favor of the Proposed Transaction on the basis of complete information if such misrepresentations and omissions are not corrected prior to expiration of the tender period regarding the Proposed Transaction.

FOURTH COUNT

Violations of Section 20(a) of the Exchange Act

(Against All Individual Defendants)

115. Plaintiff repeats all previous allegations as if set forth in full herein.

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116. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Proxy Materials were materially misleading to Company stockholders.

117. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Proxy Materials and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Proxy Materials. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Proxy Materials before their issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

118. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Maxell’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders and that the Proxy Materials were misleading. As a result, the Individual Defendants are responsible for the accuracy of the Proxy Materials and are therefore responsible and liable for the misrepresentations contained herein.

119. The Individual Defendants acted as controlling persons of Maxwell within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Maxwell to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Maxwell and all of its employees. As alleged above, Maxwell is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

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WHEREFORE, Plaintiff demands injunctive relief, in its favor and in favor of the Class, and against the Defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B. Enjoining the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Maxwell and obtain a transaction which is in the best interests of Maxwell and its stockholders;

F. Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

G. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

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DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: February 26, 2019		BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
Evan J. Smith, Esquire (SBN 242352)
esmith@brodskysmith.com
Ryan P. Cardona, Esquire (SBN 302113)
rcardona@brodskysmith.com
9595 Wilshire Blvd., Ste. 900
Phone: (877) 534-2590
Facsimile (310) 247-0160

Attorneys for Plaintiff

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PLAINTIFF’S CERTIFICATION

I, Kip Leggett (“Plaintiff”), declare under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized the commencement of an action on Plaintiffs behalf

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiffs transactions in Maxwell Technologies. Inc. (Nasdaq: MXWL) of securities during the Class Period specified in the Complaint are as follows (use additional sheet if necessary):

DATE	# OF SHARES PURCHASED	# OF SHARES SOLD	PRICE
June/July 2014	1000	0	$17. 23

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws. [Or, Plaintiff has served as a class representative in the action(s) listed as follows:]

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 18th day of February, 2019.

Sign Name:	/s/ Kip Leggett
Print Name: Kip Leggett
Address: 677 Via La Cuesta
State, Zip Code: Chula Vista, CA 91913